UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13 D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA
(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share
(Title of Class of Securities)

226406106
(CUSIP Number)

Saúl Zang
Juan Manuel Quintana
Carolina Zang

Estudio Zang, Bergel y Viñes
Florida 537, 18th Floor
Buenos Aires, Argentina
+54(11) 4322-0033
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ?

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 226406106	Page 2 of 19 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,311,369
	8.	SHARED VOTING POWER 220,533,640
	9.	SOLE DISPOSITIVE POWER 1,311,369
	10.	SHARED DISPOSITIVE POWER 220,533,640
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,533,640
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	38.86%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 226406106	Page 3 of 19 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 220,533,640
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 220,533,640
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,533,640
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	38.86%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 4 of 19 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 220,533,640
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 220,533,640
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,533,640
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.86%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 5 of 19 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 220,533,640
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 220,533,640
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,533,640
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.86%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 6 of 19 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 220,533,640
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 220,533,640
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,533,640
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.86%

SCHEDULE 13D

CUSIP No. 226406106	Page 7 of 19 Pages

14.	TYPE OF REPORTING PERSON CO

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 220,533,640
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 220,533,640
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,533,640
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

SCHEDULE 13D

CUSIP No. 226406106	Page 8 of 19 Pages

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.86%
14.	TYPE OF REPORTING PERSON CO

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 220,533,640
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 220,533,640
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,533,640

SCHEDULE 13D

CUSIP No. 226406106	Page 9 of 19 Pages

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.86%
14.	TYPE OF REPORTING PERSON CO

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 16 TO SCHEDULE 13D

This Amendment No.16 Schedule 13D (“Amendment No. 16”) amends and restates Items 2, 4 and 5, and supplements Item 6 of the Schedule 13D filed by the Reporting Persons with the SEC (the “Schedule 13D”). Capitalized terms used in this Amendment No. 16 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies:

(i)	IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)	Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)	Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(iv)	Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(v)	Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vi)
Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment” and together with Elsztain, IFIS, IFISA, CAM, CVC Cayman, CVC Uruguay, being collectively referred to as the “Reporting Persons”).

Elsztain’s principal offices are located at Bolívar 108, 1st floor, (C1066AAD), Ciudad Autónoma de Buenos Aires, Argentina; IFIS’ principal offices are located at Clarendon House, 2 church Street, Hamilton HM 08, Bermuda; IFISA’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local

SCHEDULE 13D

CUSIP No. 226406106	Page 10 of 19 Pages

106, CP 91600 Montevideo, Republic of Uruguay; CAM’s principal offices are located at Bolívar 108, 1st floor, (C1066AAD) Ciudad Autónoma de Buenos Aires, Argentina; CVC Cayman’s principal offices are located at 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman, KY1-1205, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local 106, CP 91600 Montevideo, Republic of Uruguay; and Agroinvestment’s principal offices are located at Zabala 1422, 2nd Foor, (11500) Montevideo, Republic of Uruguay.

Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Purpose of Transaction

Since February 11, 2015, the Reporting Persons have decreased their beneficial ownership of Cresud’s common shares in a 1.05% of Cresud’s outstanding share capital on a fully diluted basis. Such decrease was the result of the sale in the open market of 594,881 ADRs (equivalent to 5,948,810 common shares).

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A attached hereto, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

These transactions were effected from February 11, 2015, to April 1, 2015 (the “Transaction Period”).

Item 5. Interests in Securities of the Issuer

(a)	As of April 1, 2015, the Reporting Persons beneficially owned the equivalent of 220,533,640 common shares of Cresud, representing 38.86% of its share capital on a fully diluted basis.

SCHEDULE 13D

CUSIP No. 226406106	Page 11 of 19 Pages

The following is a description of the Reporting Persons’ beneficial ownership of Cresud common shares as of April 1, 2015:

Shareholder	Number of Shares Currently Owned	% of Currently Outstanding Shares	New Warrants Outstanding	Number of Common Shares on Fully Diluted Basis(1)	% of Common Shares on a Fully Diluted Basis(1)
Reporting Persons	188,801,655	37.64%	85,422,940	220,533,640	38.86%
Total	501,562,730		177,639,577	567,550,349
(1)  Assuming that all holders of outstanding New Warrants (including the Reporting Persons) exercise all such New Warrants.

(i)
Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, CAM, CVC Uruguay, CVC Cayman and Agroinvestment. Elsztain is the beneficial owner of 39.85% of IFIS, including: (a) 20.65% owned indirectly through Agroinvestment, (b) 19.39% owned indirectly through CVC Uruguay and (c) 3.21% owned indirectly through CVC Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman.  Elsztain directly owns the equivalent of 1,311,369 common shares of Cresud representing approximately 0.23% of Cresud´s common shares on a fully diluted basis;

(ii)	IFIS is the direct owner of 100% of the common shares of IFISA;

(iii)	IFISA directly owns the equivalent of 219,221,391 common shares of Cresud representing approximately 38.63% of Cresud’s common shares on a fully diluted basis;

(iv)	CVC Cayman serves as the Investment Manager of IFIS and does not own Cresud’s common shares;

(v)	CAM and Agroinvestment do not own directly Cresud’s common shares;

(vi)	CVC Uruguay is the direct owner of 880 common shares of Cresud representing approximately 0.0002% of Cresud´s common shares on a fully diluted basis.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership on a fully diluted basis of Cresud as of April 1, 2015:

SCHEDULE 13D

CUSIP No. 226406106	Page 12 of 19 Pages

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 188,801,655 common shares, representing 37.64% of the issued and outstanding common shares of Cresud, as of April 1, 2015.

As of  April 1,2015, assuming that (i) the Reporting Persons exercise all of their New Warrants to acquire additional common shares of Cresud and (ii) none of the other holders of the New Warrants exercise such warrants, the Reporting Persons would control 41.35% of the common shares of Cresud.

(b)	Item 5(a) is incorporated herein by reference.

(c)
Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in Cresud common shares and New Warrants that were effected during the last sixty days of the Transaction Period are listed on Annex I.

(d)-(e) Not applicable.

SCHEDULE 13D

CUSIP No. 226406106	Page 13 of 19 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Collateral Account: As of the date of this Schedule 13D, IFISA has deposited 5,396,226 ADRs of Cresud, representative of 10 common shares, with a nominal value of Ps. 1 per share, in a collateral account. Notwithstanding the aforementioned, IFISA maintains the political and economic rights related to the ADRs.

Securities Loan Agreement: On December 25th, 2014, IFISA and CVC Uruguay have renewed for the term of one year the Securities Loan Agreement entered into on November 25, 2009, remaining the rest of the terms and conditions without any change.

Other than as set forth above or otherwise described in Amendments No. 6, 8, 9, 10, 11, 12, 14 and 15 previously filed, there are no contracts, arrangements, understandings or relationships with respect to any securities of Cresud to which the Reporting Persons are a party

Item 7. Materials to be filed as Exhibits.

None.

SCHEDULE 13D

CUSIP No. 226406106	Page 14 of 19 Pages

Schedule A

Eduardo S. Elsztain
Bolívar 108, 1st floor
(C1066AAD), Ciudad Autónoma de Buenos Aires
Republic of Argentina
Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Mintflower Place 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Mintflower Place 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina
2.	Saúl Zang Director Mintflower Place 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Mintflower Place 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina
Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8 KM 17.500 Edificio@1 Local 160, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8 KM 17.500 Edificio@1 Local 160, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay
2.	Eduardo Simon Bartfeld Director Ruta 8 KM 17.500 Edificio@1 Local 160, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 226406106	Page 15 of 19 Pages

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain (Vice First Chairman) Director Bolívar 108, 1st floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina
2.	Saúl Zang (Second Vice Chairman) Director Bolívar 108, 1st floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89 Nexus Way, Camana Bay, Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina	2.	Saúl Zang Director 89 Nexus Way, Camana Bay, Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Ruta 8 KM 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Ruta 8 KM 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay
2.	Saúl Zang Director Ruta 8 KM 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8 KM 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay
Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director (Second Vice-Chairman) Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 16 of 19 Pages

2.	Mariana Renata Carmona de Elsztain Director (First Vice-Chairman) Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina
Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Chairman Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	8.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saúl Zang Vice Chairman Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Second Vice Chairman Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	11.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	12.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 17 of 19 Pages

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	13.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

Executive Officers

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	3.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matías Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	4.	Carlos Blousson Chief Executive Officer for Argentina and Bolivia Operation Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 18 of 19 Pages

Annex 1
Transactions by the Reporting Persons or persons named in Schedule A that were effected during the last 60 days of the Transaction Period.

IFISA´ s transactions in CRESUD ADR´s

Trade Date	Tran. Type	Trans. Price	Quantity (Units)
02/11/15	Sell	$ 10.5504	105,692
02/12/15	Sell	$ 10.7495	124,523
02/13/15	Sell	$ 10.5837	25,577
02/17/15	Sell	$ 10.6100	1,300
02/18/15	Sell	$ 10.8044	9,000
02/19/15	Sell	$ 10.8967	34,000
02/20/15	Sell	$ 10.9638	20,200
02/23/15	Sell	$ 11.1158	35,000
02/24/15	Sell	$ 11.3704	21,928
02/25/15	Sell	$ 12.0288	51,660
02/25/15	Sell	$ 12.3000	25,000
03/16/15	Sell	$ 13.3488	45,000
03/24/15	Sell	$ 15.0214	10,749
03/25/15	Sell	$ 14.5310	15,534
03/26/15	Sell	$ 13.7593	14,458
03/27/15	Sell	$ 13.6963	15,618
03/30/15	Sell	$ 13.9293	8,392
03/31/15	Sell	$ 13.9197	21,275
04/01/15	Sell	$ 13.8534	9,975

SCHEDULE 13D

CUSIP No. 226406106	Page 19 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: April 9, 2015.

Eduardo S. Elsztain	Consultores Venture Capital Uruguay
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
IFIS Limited	Consultores Assets Management S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
Inversiones Financieras del Sur S.A.	Consultores Venture Capital Limited
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
Agroinvestment S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board